December 13, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Courtney Haseley

RE:

Park City Group, Inc.

Post-Effective Amendment No. 1 to

Registration Statement on Form SB-2 on Form S-3

Filed December 6, 2010

File No. 333-145087

Dear Ms Haseley:

We thank you for your comment letter dated December 9, 2010 (the “Comment Letter”) addressed to Randy Fields, Chief Executive Officer of Park City Group, Inc. (the “Company”).  The following is in response to the Staff’s Comment Letter.  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.

General

1.

Your registration statement was initially declared effective on August 13, 2007 with audited financial statements through June 30, 2006.  Please advise as to whether any offers or sales were made after October 31, 2007 under this registration statement.

Response:  The Company can confirm that no offers or sales have been made after October 31, 2007 under the registration statement declared effective on August 13, 2007.

2.

General Instruction I.A.3(b) to Form S-3 requires the company to have timely filed all reports required to be filed during the twelve months immediately preceding the filing of this registration statement.  Yet, you do not a appear to have timely filed your Current Report on Form 8-K related to Mr. Jacobsen’s resignation from the company’s board of directors effective July 8, 2010, as such report appears to have been due on July 14, 2010.  Given that the report was not filed until July 15, 2010, it is unclear how you determined that it was timely filed.  Please revise your registration statement to register the transaction on a form that you are eligible to use or advise.

Response:  The Company’s Current Form on 8-K dated July 8, 2010 erroneously stated that the effective date of Mr. Jacobsen’s resignation was July 8, 2010, and therefore the Date of Report was inaccurately indicated to be July 8, 2010.  Mr. Jacobsen sent a letter to the Chairman of the Board of Directors, via first class mail, informing the Chairman of his intent to resign from the Board of Directors.  The letter was dated Thursday, July 8, 2010, but was not received by the Company until July 15, 2010, the date that the Current Report on Form 8-K was filed.  The reference to July 8, 2010 as the “effective date” was in error.  Mr. Jacobsen’s resignation was intended to be effective Friday, July 9, 2010, which he confirmed in a letter.  The correspondence from Mr. Jacobsen conveying his resignation and confirming the effective date of his resignation is available for inspection by the Staff upon request.  As a result, the Date of the Report, for purposes of determining the filing date of the applicable Current Report on Form 8-K is Friday, July 9, 2010, resulting in a required filing date of July 15, 2010.  Following review and concurrence by the Staff, the Company intends to file an amendment to its Current Report on Form 8-K dated July 8, 2010 to include the corrective disclosure.

Should you require further clarification of either of the issues raised in this letter, please contact the undersigned at 435-645-2160.

Very truly yours,

/s/  Ed Clissold

Ed Clissold

General Counsel

Park City Group, Inc.

cc:

Daniel W. Rumsey

Disclosure Law Group, LLP